

DIVISION OF
INVESTMENT MANAGEMENT

November 30, 2009

**Certified Mail Return Receipt Requested
And First Class Mail**

Randolph S. Hudson
Chief Executive Officer
Residential Income Properties, Inc.
Post Office Box 202
Wyoming, New York 14591-0202

Robert Hooper
Chief Administrative Officer
Residential Income Properties, Inc.
Post Office Box 134
Lake Zurich, Illinois 60047-0134

Re: Residential Income Properties, Inc. (the "Company")
     File Number: 814-00784 CIK: 0001397081

Dear Messrs. Hudson and Hooper:

Form N-54A is a voluntary election to became a business development company ("BDC") under the Investment Company Act of 1940 ("1940 Act"). A BDC is subject to Sections 55 though 65 of the 1940 Act and the rules thereunder. The Company filed a Form N-54A on May 7, 2009. The N-54A was signed by both of you.

In its filing, we note that the Company, in addition to using the required text of Form N-54A[1], inserted additional language.[2] It appears that the Company does not intend to file, nor has it subsequently filed, a registration statement under the Securities Exchange Act of 1934 ("1934 Act"). Apparently, the Company believes it qualifies for exemption under

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[1] The checked box states "[t]he company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under the Securities Exchange Act of 1934."

[2] In addition to the required language above, the Company added "(The company qualifies for the exemption from the provisions for registration enumerated in section 12g-1 of the Securities Exchange Act of 1934. As of the filing date hereof, the company has 428 shareholders; it never applied for a quotation of its securities on any electronic intermediary quotation service; and, it has never traded its securities on a regional or national securities exchange.)"

Section 12g-1 of the 1934 Act or that it is relying on Rule 12g-2 thereunder in lieu of filing a registration statement. We are unsure. However, it appears to us that neither position is correct.

Section 12(g)(2)(B) of the 1934 Act goes to securities issued only by investment companies registered pursuant to Section 8 of the 1940 Act. Although a BDC is an investment company, it does not register pursuant to Section 8. We further direct your attention to the last sentence in Instruction (e) for Form N-54A which generally states, that absent reliance on Rule 12g-2 "[a]ll other companies must register a class of equity securities under section 12 of the Securities Exchange Act of 1934 before or simultaneously with the filing of this notification of election." The Company cannot elect to operate as a BDC unless it has or registers a class of securities registered under the 1934 Act[3].

The Company may properly withdraw as a BDC by use of Form N-54C, and a proxy or information statement. If the Company intends to be a BDC, it must also file a registration statement under the 1934 Act, as well as Forms 10-Q and 10-K as required. Please explain to the staff what the current status of the Company is and why that status is appropriate under the federal securities laws, including a discussion with respect to the Company's failure to appropriately file Forms 10-Q and 10K. Please respond via EDGAR correspondence and take required corrective action by December 18, 2009.

A BDC is subject to a different and more comprehensive regulatory structure. The Company's compliance with this new structure must be prompt, diligent, and complete. For example, a BDC must comply with the fidelity bond requirements of Rule 17g-1 under the 1940 Act. It appears that the Company does not have an appropriate fidelity bond under Section 17(g) of the 1940 Act and Rule 17g-1 thereunder. The Company must address this issue immediately.

In addition, a BDC must comply with Article 6 of Regulation S-X with respect to investment company accounting, as well as all pertinent provisions of the AICPA *Audit and Accounting Guide for Investment Companies* (May 1, 2009). You should also be aware that a BDC may not report using Forms 10-QSB and 10-KSB. A BDC must use Forms 10-Q and 10-K, as appropriate. Moreover, all of a BDC's financial statements and its corporate governance must be in full compliance with the appropriate

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[3] Section 54(a) of the 1940 Act states that a company may elect to be subject to the provisions of sections 55 through 65 [15 USCS § § 80a-54-80a-64] by filing with the Commission a notification of election, if such company has a class of its equity securities registered under section 12 or has filed a registration statement pursuant to section 12.

provisions of the 1940 Act and other pertinent provisions of the federal securities laws.

During the week of October 19, we left a voicemail message on 585-495-6914 for Mr. Hudson. After getting no response, we called back the following week and that number had been disconnected. On November 9 we left another message for Mr. Hudson on 585-495-8006. Mr. Hudson did not respond to either of these voicemails.

After several more unsuccessful attempts to contact Mr. Hudson, Kevin Rupert of the staff spoke with Mr. Hudson on November 18 at 2:00 P.M. (EST) (on 530-273-1353) and arranged for a conference call at 3:15 P.M. (EST) that same day using the same telephone number. We called the number several times starting at 3:15 and each time we heard a recording that the telephone number was disconnected. We left another message for Mr. Hudson on 585-495-8006 and asked that he contact us by 4:00 P.M. (EST) on November 19. However, he did not respond. We next spoke with Mr. Hudson on Monday, November 23. We explained the issues discussed earlier in this letter. Mr. Hudson stated that the Company would file a proxy or information statement by Wednesday, November 25, 2009 that would pertain to shareholder authorization to file a Form N-54C on behalf of the Company. We advised Mr. Hudson that the proxy or information statement should also state that after filing the N-54C, the Company would be operated so as to not be subject to the 1940 Act, or that alternatively, the Company would have to comply with the appropriate provisions of the 1940 Act. To date, the Company has not filed a proxy or information statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with any response to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in our review of your filings or in response to our comments on your filings. A non-response by the Commission or its staff to any information you may submit or fail to submit does not mean the Commission acquiesces in or agrees with any position you have taken.

Please direct any questions you have regarding this letter to Michael Shaffer at (202) 551-6954 or Kevin Rupert at (202) 551-6966.

Sincerely,

Frank J. Donaty
Assistant Director
Office of Disclosure & Review